UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Reservoir Media, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

76119X 105

(CUSIP Number)

Wesbild, Inc.

Hassan Khosrowshahi

c/o Persis Holdings Ltd.

Suite 2600—Royal Centre

1055 West Georgia Street

Vancouver, British Columbia V6E 3P3

Canada
Telephone: (604) 694-8810

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 28, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of Section 18 of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76119X 105	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSON Wesbild, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,226,573
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 28,226,573
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,226,573
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1%(1)
14	TYPE OF REPORTING PERSON CO

[1]

Based on 64,069,253 shares of common stock, par value $0.0001 per share, of Reservoir Media, Inc. (the “Issuer”) issued and outstanding as of July 28, 2021 as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on July 28, 2021.

CUSIP No. 76119X 105	SCHEDULE 13D	Page 3 of 6

1	NAME OF REPORTING PERSON Hassan Khosrowshahi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,226,573
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 28,226,573
	10	SHARED DISPOSITIVE POWER 500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,726,573
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.8%(2)
14	TYPE OF REPORTING PERSON IN

[2]

Based on 64,069,253 shares of common stock, par value $0.0001 per share, of the Issuer issued and outstanding as of July 28, 2021 as reported in the Current Report on Form 8-K filed by the Issuer with the Commission on July 28, 2021.

CUSIP No. 76119X 105	SCHEDULE 13D	Page 4 of 6

This Schedule 13D (this “Schedule 13D”) is being filed with the Securities and Exchange Commission (the “Commission”) by (i) Wesbild, Inc., a Washington corporation (“Wesbild”), and (ii) Mr. Hassan Khosrowshahi (each, a “Reporting Person” and, together, the “Reporting Persons”), relating to the shares of the common stock, par value $0.0001 per share the (“Common Stock”), of Reservoir Media, Inc. (formerly known as Roth CH Acquisition II Co.), a Delaware corporation (the “Issuer”).

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed on behalf of the following Reporting Persons:

(i)  Wesbild; and

(ii)  Mr. Hassan Khosrowshahi.

(b)	The principal business address for each of Wesbild and Mr. Hassan Khosrowshahi is c/o Persis Holdings Ltd., Suite 2600--Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia V6E 3P3, Canada.

(c)	Wesbild was formed in order to acquire, hold and dispose of various investments, including investments in the Issuer.

Mr. Hassan Khosrowshahi is the chair and controlling person of Wesbild and may be deemed to have the power to direct the voting and disposition of the Common Stock beneficially owned by Wesbild. Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Hassan Khosrowshahi may be deemed to be a beneficial owner of the Common Stock held for the account of Wesbild.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Wesbild is a Washington corporation. Mr. Hassan Khosrowshahi is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration.

Wesbild acquired 28,226,573 shares of the Common Stock in connection with the agreement and plan of merger, dated as of April 14, 2021, by and among the Issuer, Roth CH II Merger Sub Corp., a Delaware corporation (“Merger Sub”), and Reservoir Holdings, Inc., a Delaware corporation (“Reservoir”), pursuant to which Merger Sub merged with and into Reservoir, with Reservoir surviving the merger as a wholly-owned subsidiary of the Issuer (the “Business Combination”). Wesbild received the shares of the Common Stock as consideration for the Business Combination.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of the Common Stock reported in this Schedule 13D for investment purposes. Consistent with such purposes, the Reporting Persons may engage in communications with, without limitation, one or more stockholders of the Issuer, management of the Issuer and/or one or more members of the board of directors of the Issuer and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the board of directors of the Issuer and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer. The Reporting Persons expect that they will, from time to time, review their investment position in the shares of the Common Stock or the Issuer and may, depending on the Issuer’s performance and other market conditions, increase or decrease their investment position in the Common Stock. The Reporting Persons may, from time to time, make additional purchases of shares of the Common Stock either in the open

CUSIP No. 76119X 105	SCHEDULE 13D	Page 5 of 6

market or in privately negotiated transactions, depending upon the Reporting Persons’ evaluation of the Issuer’s business, prospects, financial condition and results of operations, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Common Stock and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Common Stock.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act.

Item 5. Interest in Securities of the Issuer.

Reference to percentage ownerships of the Common Stock in this Schedule 13D are based on 64,069,253 shares of the Common Stock issued and outstanding as of July 28, 2021 as reported in the Current Report on Form 8-K filed by the Issuer with the Commission on July 28, 2021.

(a)	and (b)

(i)	As of the date of this Schedule 13D, Wesbild may be deemed to be the beneficial owner of 28,226,573 shares of the Common Stock (approximately 44.1% of the Common Stock) which it holds directly. Wesbild may be deemed to have sole voting and dispositive power with respect to all such shares of the Common Stock.

(ii)	As of the date of this Schedule 13D, Mr. Hassan Khosrowshahi may be deemed to be the beneficial owner of 28,726,573 shares of the Common Stock (approximately 44.8% of the Common Stock). Of such 28,726,573 shares of the Common Stock, Mr. Hassan Khosrowshahi has a beneficial interest with respect to 28,226,573 shares of the Common Stock by virtue of his position as the chair and controlling person of Wesbild and 500,000 shares of the Common Stock which are held in an investment account for a family member over which Mr. Hassan Khosrowshahi exercises investment discretion. Accordingly, Mr. Hassan Khosrowshahi may be deemed to have sole voting and dispositive power with respect to the 28,226,573 shares of the Common Stock held by Wesbild and shared dispositive and no voting power with respect to the 500,000 shares held in the investment account.

Each of Wesbild and Mr. Hassan Khosrowshahi disclaims beneficial ownership of the shares of the Common Stock beneficially owned by such Reporting Person, except to the extent of its or his pecuniary interest therein.

(c)	The information set forth in Items 3 and 4 above is hereby incorporated into this Item 5(c) by reference, as applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Joint Filing Agreement

On August 6, 2021, each of the Reporting Persons entered into an agreement (the “Joint Filing Agreement”), pursuant to which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on this Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.

The Joint Filing Agreement is attached as Exhibit 1 hereto and is incorporated into this Item 6 by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement, dated as of August 6, 2021, as required by Rule 13d-1(k)(1) under the Exchange Act.

CUSIP No. 76119X 105	SCHEDULE 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 6, 2021

WESBILD, INC.

By:	/s/ Hassan Khosrowshahi
	Name:	Hassan Khosrowshahi
	Title:	Chairman

HASSAN KHOSROWSHAHI

By:	/s/ Hassan Khosrowshahi
Name: Hassan Khosrowshahi

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).